Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 9, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
File No. 333-260977

Dear Mses. Brutlag and DiAngelo Fettig:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Thursday, December 9, 2021 on behalf of the Scharf Alpha Opportunity Fund and Scharf Multi-Asset Opportunity Fund, be accelerated to become effective on Friday, December 10, 2021, or as soon as practical thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 10, 2021, or as soon as practical thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202

December 9, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn: Samantha Brutlag, Esq.

Re:	Advisors Series Trust (the “Trust”)
File No. 333-260977

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on December 9, 2021 (SEC Accession No. 0000894189-21-008644)

Dear Mses. Brutlag and DiAngelo Fettig:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre‑Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N‑14 on Thursday, December 9, 2021, on behalf of its series, the Scharf Alpha Opportunity Fund and Scharf Multi-Asset Opportunity Fund, be accelerated to Friday, December  10, 2021, or as soon as practical thereafter.

Very truly yours,

QUASAR DISTRIBUTORS, LLC
/s/ Mark Fairbanks
Mark Fairbanks
Senior Managing Director